UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Princeton Review Inc.

------------------------------------------

(Name of Issuer)

COMMON STOCK, $0.01 par value

-------------------------------------

(Title of Class of Securities)

742352107

---------

(CUSIP Number)

Murray A. Indick

Prides Capital Partners, L.L.C.

200 High Street, Suite 700

Boston, MA 02110

(617) 778-9200

-------------------

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 7, 2007

-----------------

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 742352107	SCHEDULE 13D

-----------------------------------------------------------------------

1.	NAME OF REPORTING PERSON

Prides Capital Partners, L.L.C.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

20-0654530

-----------------------------------------------------------------------

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) []
(b) ☒

-----------------------------------------------------------------------

3.	SEC USE ONLY

-----------------------------------------------------------------------

4.	SOURCE OF FUNDS*

See Item 3

-----------------------------------------------------------------------

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e)

☐

-----------------------------------------------------------------------

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

-----------------------------------------------------------------------

7.	SOLE VOTING POWER

-0-

-----------------------------------------------------------------------

8.	SHARED VOTING POWER
2,622,500**

-----------------------------------------------------------------------

9.	SOLE DISPOSITIVE POWER

-0-

-----------------------------------------------------------------------

10.	SHARED DISPOSITIVE POWER
2,622,500**

-----------------------------------------------------------------------

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,622,500**

-----------------------------------------------------------------------

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES

☐

-----------------------------------------------------------------------

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.0%**

-----------------------------------------------------------------------

14.	TYPE OF REPORTING PERSON

OO ( Limited Liability Company)

-----------------------------------------------------------------------

** See Item 5

CUSIP NO. 742352107	SCHEDULE 13D

-----------------------------------------------------------------------

1.	NAME OF REPORTING PERSON

Kevin A. Richardson, II

-----------------------------------------------------------------------

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) []
(b) ☒

-----------------------------------------------------------------------

3.	SEC USE ONLY

-----------------------------------------------------------------------

4.	SOURCE OF FUNDS*

See Item 3

--------------------------------------------------
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e)

☐

-----------------------------------------------------------------------

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

-----------------------------------------------------------------------

7.	SOLE VOTING POWER

-0-

-----------------------------------------------------------------------

8.	SHARED VOTING POWER
2,622,500**

-----------------------------------------------------------------------

9.	SOLE DISPOSITIVE POWER

-0-

-----------------------------------------------------------------------

10.	SHARED DISPOSITIVE POWER

2,622,500**

-----------------------------------------------------------------------

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,622,500**

-----------------------------------------------------------------------

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
☐

-----------------------------------------------------------------------

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.0%**

-----------------------------------------------------------------------

14.	TYPE OF REPORTING PERSON

IN

-----------------------------------------------------------------------

** See Item 5

CUSIP NO. 742352107	SCHEDULE 13D

-----------------------------------------------------------------------

1.	NAME OF REPORTING PERSON

Henry J. Lawlor, Jr.

-----------------------------------------------------------------------

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) []
(b) ☒

-----------------------------------------------------------------------

3.	SEC USE ONLY

-----------------------------------------------------------------------

4.	SOURCE OF FUNDS*

See Item 3

-----------------------------------------------------------------------

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e)

☐

-----------------------------------------------------------------------

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

-----------------------------------------------------------------------

7.	SOLE VOTING POWER

-0-

-----------------------------------------------------------------------

8.	SHARED VOTING POWER
2,622,500**

-----------------------------------------------------------------------

9.	SOLE DISPOSITIVE POWER

-0-

-----------------------------------------------------------------------

10.	SHARED DISPOSITIVE POWER
2,622,500**

-----------------------------------------------------------------------

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,622,500**

-----------------------------------------------------------------------

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
☐

-----------------------------------------------------------------------

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.0%**

-----------------------------------------------------------------------

14.	TYPE OF REPORTING PERSON

IN

-----------------------------------------------------------------------

** See Item 5

CUSIP NO. 742352107	SCHEDULE 13D

-----------------------------------------------------------------------

1.	NAME OF REPORTING PERSON

Murray A. Indick

-----------------------------------------------------------------------

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐

(b) ☒

-----------------------------------------------------------------------

3.	SEC USE ONLY

-----------------------------------------------------------------------

4.	SOURCE OF FUNDS*

See Item 3

-----------------------------------------------------------------------

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e)

☐

-----------------------------------------------------------------------

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

-----------------------------------------------------------------------

7.	SOLE VOTING POWER

-0-

-----------------------------------------------------------------------

8.	SHARED VOTING POWER
2,622,500**

-----------------------------------------------------------------------

9.	SOLE DISPOSITIVE POWER

-0-

-----------------------------------------------------------------------

10.	SHARED DISPOSITIVE POWER
2,622,500**

-----------------------------------------------------------------------

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,622,500**

-----------------------------------------------------------------------

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES

☐

-----------------------------------------------------------------------

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.0%**

-----------------------------------------------------------------------

13.	TYPE OF REPORTING PERSON
IN

-----------------------------------------------------------------------

** See Item 5

CUSIP NO. 742352107	SCHEDULE 13D

-----------------------------------------------------------------------

1.	NAME OF REPORTING PERSON

Charles E. McCarthy

-----------------------------------------------------------------------

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) []
(b) ☒

-----------------------------------------------------------------------

3.	SEC USE ONLY

-----------------------------------------------------------------------

4.	SOURCE OF FUNDS*

See Item 3

-----------------------------------------------------------------------

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e)

☐

-----------------------------------------------------------------------

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

-----------------------------------------------------------------------

7.	SOLE VOTING POWER

-0-

-----------------------------------------------------------------------

8.	SHARED VOTING POWER
2,622,500**

-----------------------------------------------------------------------

9.	SOLE DISPOSITIVE POWER

-0-

-----------------------------------------------------------------------

10.	SHARED DISPOSITIVE POWER
2,622,500**

-----------------------------------------------------------------------

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,622,500**

-----------------------------------------------------------------------

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
☐

-----------------------------------------------------------------------

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.0%**

-----------------------------------------------------------------------

14.	TYPE OF REPORTING PERSON

IN

-----------------------------------------------------------------------

** See Item 5

CUSIP NO. 742352107	SCHEDULE 13D

-----------------------------------------------------------------------

1.	NAME OF REPORTING PERSON

Christian Puscasiu

-----------------------------------------------------------------------

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒

-----------------------------------------------------------------------

3.	SEC USE ONLY

-----------------------------------------------------------------------

4.	SOURCE OF FUNDS*

See Item 3

-----------------------------------------------------------------------

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e)

☐

-----------------------------------------------------------------------

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

-----------------------------------------------------------------------

7.	SOLE VOTING POWER

-0-

-----------------------------------------------------------------------

8.	SHARED VOTING POWER
2,622,500**

-----------------------------------------------------------------------

9.	SOLE DISPOSITIVE POWER

-0-

-----------------------------------------------------------------------

10.	SHARED DISPOSITIVE POWER

2,622,500**

-----------------------------------------------------------------------

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,622,500**

-----------------------------------------------------------------------

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
☐

-----------------------------------------------------------------------

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.0%**

-----------------------------------------------------------------------

14.	TYPE OF REPORTING PERSON

IN

-----------------------------------------------------------------------

** See Item 5

CUSIP NO. 742352107	SCHEDULE 13D

Item 1. Security and Issuer

----------------------------

This Schedule 13D relates to shares of Common Stock, $0.01 par value per share (the “Common Stock") of Princeton Review Inc., a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 2315 Broadway, New York, New York 10024.

Item 2. Identity and Background

--------------------------------

This Schedule 13D is being filed by Prides Capital Partners, L.L.C., a Delaware limited liability company, Kevin A. Richardson, II, Henry J. Lawlor, Jr., Murray A. Indick, Charles E. McCarthy and Christian Puscasiu.

Prides Capital Partners, L.L.C. is a Delaware limited liability company whose principal business is acting as general partner for an investment partnership and providing investment advisory services.

The principal business office address of Prides Capital Partners, L.L.C. is 200 High Street, Suite 700, Boston, MA 02110. The names of the executive officers and directors of Prides Capital Partners, L.L.C., their addresses, citizenship and principal occupations are as follows:

Name and Office Held	Business Address	Citizenship	Principal Occupation or Employment
--------------------------------	---------------------------------	----------------------	-------------------------
Kevin A. Richardson, II Partner	200 High Street, Ste 700 Boston, MA 02110	USA	Partner Prides Capital Partners, L.L.C.
Henry J. Lawlor, Jr. Partner	200 High Street, Ste 700 Boston, MA 02110	USA	Partner Prides Capital Partners, L.L.C.
Murray A. Indick Partner	200 High Street, Ste 700 Boston, MA 02110	USA	Partner Prides Capital Partners, L.L.C.
Charles E. McCarthy Partner	200 High Street, Ste 700 Boston, MA 02110	USA	Partner Prides Capital Partners, L.L.C.
Christian Puscasiu Partner	200 High Street, Ste 700 Boston, MA 02110	USA	Partner Prides Capital Partners, L.L.C.

CUSIP NO. 742352107	SCHEDULE 13D

Item 3. Source and Amount of Funds or Other Consideration

----------------------------------------------------------

The source of funds for the purchases of securities was the working capital of the limited partnership for which Prides Capital Partners, L.L.C. serves as the sole general partner.

Item 4. Purpose of Transaction

--------------------------------

On June 7, 2007, the Reporting Persons agreed to purchase Series B-1 Cumulative Convertible Preferred Stock of the Issuer (the “Preferred Stock”) and other rights from an unaffiliated third party on the terms and conditions set forth in a Purchase and Sale Agreement (the “P&S Agreement”) and an Assignment Agreement. The P&S Agreement is Exhibit B hereto, the Assignment Agreement is Exhibit C hereto, and this description is qualified by reference to the agreements themselves.

Pursuant to the P&S Agreement and the Assignment Agreement, the Reporting Persons agreed to purchase the outstanding 6000 shares of the Preferred Stock and to assume the rights and obligations of the seller arising under that certain agreement dated May 28, 2004 between the Issuer and Fletcher International Ltd. and its successors and assigns (the “Fletcher Rights”). The Fletcher Rights were previously acquired by the seller in a private transaction. The Assignment Agreement was acknowledged by the Issuer.

In connection with these transactions, the Reporting Persons and the Issuer entered into a letter agreement dated June 5, 2007 (Exhibit D). The letter agreement contained certain representations and warranties from the Issuer to the Reporting Persons, clarified the terms of the Preferred Stock and the Fletcher Rights, and addressed certain other matters as set forth therein.

On June 8, 2007, the Reporting Persons closed the transactions described herein with the unaffiliated third party.

In addition, prior to June 7, 2007, the Reporting Persons owned and continue to own 1,008,273 shares of Common Stock of the Issuer. The Fletcher Rights and Exhibit D provide that the maximum number of shares of Common Stock held by the holder of the instrument, now the Reporting Persons, is 2,622,500, subject to the Reporting Persons delivering an appropriate notice to increase that amount upon exercise of the Preferred Stock, or the Fletcher Rights, or the purchase of additional shares of Common Stock. The Reporting Persons have not delivered any such notice as of this date.

The purpose of the acquisitions of the Common Stock and other securities described above is for investment, and the acquisitions of the Common Stock and other securities were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.

CUSIP NO. 742352107	SCHEDULE 13D

Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock or other securities, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations. The Reporting Persons may exercise their rights with respect to the Preferred Stock or the Fletcher Rights, and may therefore significantly increase their ownership of Common Stock of the Issuer, or may engage in other transactions concerning the Preferred Stock or the Fletcher Rights. The Reporting Persons may increase their ownership position by delivering the notice referenced above.

Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers or employees of the Issuer, one or more members of the board of directors of the Issuer, and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its management, operations, business results, plans, and prospects. The Reporting Persons may discuss ideas that, if effected, may result in any of the following: the acquisition by persons of additional Common Stock or other securities of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or changes in the board of directors or management of the Issuer.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

---------------------------------------------

(a),(b) According to the Issuer’s 10-Q filed on May 15, 2007, there were 27,606,198 shares of Common Stock issued and outstanding as of May 11, 2007. Based on such information, after taking into account the transactions described in Items 4 and 5(c), the Reporting Persons report beneficial ownership of 2,622,500 shares of Common Stock, representing 9.0% of common stock outstanding, held by Prides Capital Partners, L.L.C.

CUSIP NO. 742352107 SCHEDULE 13D

Although Kevin A. Richardson, II, Henry J. Lawlor, Jr., Murray A. Indick, Charles E. McCarthy and Christian Puscasiu are joining in this Schedule as Reporting Persons, the filing of this Schedule shall not be construed as an admission that any of them are, for any purpose, the beneficial owner of any of the securities that are beneficially owned by Prides Capital Partners, L.L.C.

(c) The Reporting Persons have engaged in the transactions in the last 60 days described in Item 4 above.

(d) and (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

-----------------------------------------------------------------------

None of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except, as disclosed in Items 4 and 5 above, for the agreements referenced in Item 4 or filed as Exhibits B, C, and D hereto.

Item 7. Material to be Filed as Exhibits

-----------------------------------------

Exhibit A	Joint Filing Undertaking
Exhibit B	Purchase and Sale Agreement
Exhibit C	Assignment Agreement
Exhibit D	Letter Agreement

CUSIP NO. 742352107	SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 14, 2007

Prides Capital Partners, L.L.C.

By:	/s/ Murray A. Indick
-----------------------
Murray A. Indick Managing Member

Kevin A. Richardson, II

/s/ Murray A. Indick		By:	/s/ Murray A. Indick
-----------------------			-----------------------
Murray A. Indick			Murray A. Indick Attorney-in-Fact

Henry J. Lawlor, Jr.		Charles E. McCarthy

By:	/s/ Murray A. Indick	By:	/s/ Murray A. Indick
	-----------------------		-----------------------
	Murray A. Indick Attorney-in-Fact		Murray A. Indick Attorney-in-Fact

Christian Puscasiu

By:	/s/ Murray A. Indick
-----------------------
Murray A. Indick Attorney-in-Fact

CUSIP NO. 742352107	SCHEDULE 13D

Exhibit A

JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated: June 14, 2007

Prides Capital Partners, L.L.C.

By:	/s/ Murray A. Indick
-----------------------
Murray A. Indick Managing Member

Kevin A. Richardson, II

/s/ Murray A. Indick		By:	/s/ Murray A. Indick
-----------------------			-----------------------
Murray A. Indick			Murray A. Indick Attorney-in-Fact

Henry J. Lawlor, Jr.		Charles E. McCarthy

By:	/s/ Murray A. Indick	By:	/s/ Murray A. Indick
	-----------------------		-----------------------
	Murray A. Indick Attorney-in-Fact		Murray A. Indick Attorney-in-Fact

Christian Puscasiu

By:	/s/ Murray A. Indick
-----------------------
Murray A. Indick Attorney-in-Fact